UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number: 001-43201

Mako Mining Corp.
(Translation of registrant's name into English)

Suite 700-838 West Hastings Street
Vancouver, British Columbia,
Canada V6C 0A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Management's Discussion and Analysis for the year ended December 31, 2025
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.3	News release dated April 1, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Mako Mining Corp.
(Registrant)

Date: April 1, 2026	/s/ Akiba Leisman
Akiba Leisman
Chief Executive Officer